Steel Dynamics, Inc.

7575 W. Jefferson Blvd.

Fort Wayne, IN  46804

(260) 969-3500

June 28, 2013

VIA EDGAR

Mr. Jay Ingram, Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Steel Dynamics, Inc.

and the Additional Registrants listed on Annex A hereto

Registration Statement on Form S-4, File No. 333-189087

Dear Mr. Ingram:

Steel Dynamics, Inc., an Indiana corporation, and each of the guarantors set forth on Annex A hereto (collectively, the “Registrants”) are registering an exchange offer (the “Exchange Offer”) for up to $400,000,000 aggregate principal amount of Registrant’s 6 1/8% unregistered Senior Notes due 2019, issued August 16, 2012, and of up to $350,000,000 aggregate principal amount of Registrant’s 6 3/8% unregistered Senior Notes, due 2022, issued August 16, 2012, both issued pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (together with the related guarantees, the “Old Notes”), in exchange for up to a like principal amount of Registrant’s 6 1/8% and 6 3/8% Senior Notes due 2019 and 2022, respectively, that have been registered under (the “Securities Act” (and, such notes, together with the related guarantees, the “New Notes”), pursuant to a Registration Statement on Form S-4 (SEC File No. 333-189087), in reliance on the staff of the Securities and Exchange Commission’s position set forth in Exxon Capital Holdings Corp., SEC No-Action Letter (publicly available May 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (publicly available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (publicly available July 2, 1993).

In connection therewith, the Registrants represent as follows:

1.                                      The Registrants have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business, is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

2.                                      In this regard, as fully stated in the prospectus included in the Registration Statement, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the staff position enunciated in Exxon Capital, Morgan Stanley or Shearman & Sterling, or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

3.                                      The Registrants acknowledge that any such secondary resale transaction by such person participating in the Exchange Offer, for the purpose of distributing the New Notes, should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation

S-K under the Securities Act. The prospectus and the related letter of transmittal will clearly disclose such matters to the holders of the New Notes.

4.                                      The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter, and if so, must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling, SEC No-Action Letter (publicly available July 2, 1993)) in connection with any resale of such New Notes.

5.                                      The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(a)                                 If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

(b)                                 If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

6.                                      None of the Registrants nor any affiliate of the Registrants has entered into any arrangement or understanding with any broker-dealer participating in the Exchange Offer to distribute the New Notes.

If you should have any questions regarding this filing or the sufficiency of this letter, please contact Robert S. Walters of Barrett & McNagny LLP, Registrants’ legal counsel, at 260-423-8905 (email rsw@barrettlaw.com).

Very truly yours,

Steel Dynamics, Inc.

By:	/s/ THERESA E. WAGLER
	Name:	Theresa E. Wagler
	Title:	Executive Vice President and Chief Financial Officer
Date: June 28, 2013

Steel Dynamics Sales North America, Inc.

By:	/s/ THERESA E. WAGLER
	Name:	Theresa E. Wagler
	Title:	President
Date: June 28, 2013

New Millennium Building Systems, LLC

By:	Steel Dynamics, Inc., its sole member

By:	/s/ THERESA E. WAGLER
	Name:	Theresa E. Wagler
	Title:	Executive Vice President and Chief Financial Officer
Date: June 28, 2013

Roanoke Electric Steel Corporation

By:	/s/ THERESA E. WAGLER
	Name:	Theresa E. Wagler
	Title:	Vice President
Date: June 28, 2013

New Millennium Building Systems, Inc.

By:	/s/ THERESA E. WAGLER
	Name:	Theresa E. Wagler
	Title:	Secretary

Date: June 28, 2013

Steel of West Virginia, Inc.
SWVA, Inc.
Marshall Steel, Inc.
Steel Ventures, Inc.

By:	/s/ THERESA E. WAGLER
	Name:	Theresa E. Wagler
	Title:	Vice President
Date: June 28, 2013

The Techs Industries, Inc.

By:	/s/ THERESA E. WAGLER
	Name:	Theresa E. Wagler
	Title:	Vice President
Date: June 28, 2013

OmniSource Corporation

By:	/s/ THERESA E. WAGLER
	Name:	Theresa E. Wagler
	Title:	Vice President
Date: June 28, 2013

Jackson Iron & Metal Company, Inc.

By:	/s/ THERESA E. WAGLER
	Name:	Theresa E. Wagler
	Title:	Vice President
Date: June 28, 2013

OmniSource Transport, LLC
OmniSource Southeast, LLC
OmniSource Indianapolis, LLC
Superior Aluminum Alloys, LLC
OmniSource, LLC

By:	OmniSource Corporation, sole member

By:	/s/ THERESA E. WAGLER
	Name:	Theresa E. Wagler
	Title:	Vice President
Date: June 28, 2013

Carolinas Recycling Group, LLC

By:	OmniSource, LLC, sole member
By:	OmniSource Corporation, sole member

By:	/s/ THERESA E. WAGLER
	Name:	Theresa E. Wagler
	Title:	Vice President
Date: June 28, 2013

cc:           Robert S. Walters, Esq.

Barrett & McNagny LLP